

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

Via E-mail
Jeffrey C. Mack
Chief Executive Officer
Cachet Financial Solutions, Inc.
18671 Lake Drive East
Minneapolis, MN 55317

> **Re:** **Cachet Financial Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2014**
> **File No. 333-195782**

Dear Mr. Mack:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your summary to eliminate the use of jargon in describing the services you provide to your customers. For example, we note the use of the terms "cloud-based" and "SaaS" to describe your products. Please explain in plain English the products and services you provide to your customers.

Business, page 34

Outsourced Functions, page 40

2. We note your disclosure that you intend to have an "initial release" of your RDC platform by second quarter of 2014. Please update this disclosure to clarify whether this release is on schedule.

Notes to Condensed Consolidated Financial Statements (unaudited)

10. Acquisition

Acquisition of Select Mobile Money, page F-36

3. We note your disclosure of the acquisition of Select Mobile Money in March 2014. Tell us how you evaluated this acquisition in determining whether you acquired a business. If it is a business, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in determining whether you are required to include audited financial statements of the acquired business and pro forma financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Jeffrey C. Mack
Cachet Financial Solutions, Inc.
May 15, 2014
Page 3

　　　　You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Charles Eastman, Staff Accountant, at (202) 551-3794 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Kathleen Krebs, for

　　　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　　　Assistant Director